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Exhibit 12

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

		Nine months ended September 30,
		2007	2006
Earnings from continuing operations before income taxes, and minority share owners' interests		$452.4	$225.6
Less:	Equity earnings	(22.3)	(19.3)
Add:	Total fixed charges deducted from earnings	265.5	274.5
	Proportional share of pre-tax earnings of 50% owned associates	4.2	6.9
	Dividends received from equity investees	13.9	39.0

	Earnings available for payment of fixed charges	$713.7	$526.7

Fixed charges (including the Company's proportional share of 50% owned associates):
	Interest expense	$253.6	$263.3
	Portion of operating lease rental deemed to be interest	5.3	6.8
	Amortization of deferred financing costs and debt discount expense	6.6	4.4

	Total fixed charges deducted from earnings and fixed charges	265.5	274.5
Preferred stock dividends (increased to assumed pre-tax amount)		22.2	30.8

Combined fixed charges and preferred stock dividends		$287.7	$305.3

Ratio of earnings to fixed charges		2.7	1.9
Ratio of earnings to combined fixed charges and preferred stock dividends		2.5	1.7

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  Exhibit 12
OWENS-ILLINOIS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Dollars in millions)